

Mail Stop 3561

August 29, 2017

Dennis P. Kelleher
Senior Vice President and Chief Financial Officer
Terra Nitrogen Company, L.P.
4 Parkway North
Suite 400
Deerfield, IL 60015

> **Re: Terra Nitrogen Company, L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 23, 2017**
> **File No. 033-43007**

Dear Mr. Kelleher:

We have reviewed your August 15, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 15, 2017 letter.

Form 10-K for Fiscal Year Ended December 31, 2016

Note 4. Agreement of Limited Partnership, page 42

1. Please consider quantifying the aggregate distribution thresholds over which allocation percentages change (i.e., the aggregate levels of distributions that result in first, second, third, and final and beyond targets levels being met).

Note 5. Net Earnings per Common Unit, page 44

2. We note your response to prior comment 4. Please consider including both tables on page 7 of your response in future disclosures. Please also reconcile for us amounts of

distributions declared in the first table on page 7 of your response to the amounts disclosed on page 43 of your filing or elsewhere, as appropriate.

You may contact Theresa Brillant at 202-551-3307 or me at 202-551-3380 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure